EXHIBIT 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street, Ramat-Gan, 52503, Israel

+972-3-9240000 (phone), +972-3-939-9832 (fax)

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear. Shareholders:

We cordially invite you to the 2010 Annual General Meeting of Shareholders to be held on Monday, November 15, 2010 at 10:30 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat-Gan 52503, Israel, for the following purposes:

1.	To reelect the following three directors, to hold office until our next annual general meeting of shareholders (Mr. Shaul Elovitch, Ms. Aliza Schloss and Ms. Anat Winner);

2.	To elect the following two outside directors (as such term is defined in the Israeli Companies Law) each for a three-year term: Mr. Moshe Rosenthal and Ms. Debbie Saperia;

3.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2010, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services;

4.	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2009; and

5.	To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, as of October 14, 2010, via the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices (2 Dov Friedman St., Ramat-Gan, 52503, Israel - +972-3-9240000 (phone), +972-3-939-9832 (fax)).

Our company’s representative is Mr. Ami Barlev (2 Dov Friedman Street, Ramat Gan, Israel - Tel: 050-2029021 Fax: 03-5758093).

Shareholders of record at the close of business on October 11, 2010 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

Quorum and Voting

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the meeting.  No business will be considered or determined at the meeting unless the requisite quorum is present within half an hour from the time designated for the meeting.  If within half an hour from the time designated for the meeting a quorum is not present, the meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Our Articles of Association require each shareholder that wishes to participate in the meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the meeting.  “Exceptional Holdings” are defined in the Israeli Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  A description of the definition of “Exceptional Holdings” is included in the Proxy Statement.

An affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposals 1 and 3.

With respect to proposal 2, under the Israeli Companies Law, the election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such election include at least one-third of the shares of non-controlling shareholders who vote on the election (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such election do not represent more than 1% of the voting rights in our company.

October 7, 2010